January 30, 2006


Mail Stop 4561

Mr. Anthony B. Waters
Chief Financial Officer
InnSuites Hospitality Trust
InnSuites Hotels Centre
1615 E. Northern Avenue, Suite 102
Phoenix, Arizona 85020

Re:	InnSuites Hospitality Trust
	Form 10-K for the year ended January 31, 2005
      Form 10-Q for the quarter ended April 30, 2005
      Form 10-Q for the quarter ended July 31, 2005
      Form 10-Q for the quarter ended October 31, 2005
	File No. 1-07062

Dear Mr. Waters:

      We have reviewed your response letter dated January 24, 2006 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended July 31, 2005

Consolidated Financial Statements

Note 6 - Sale of Hotel Property, page 9

1. We have read your response to prior comment 5. We note that at the time of sale, Mr. Wirth owned a 35.4% interest in Phoenix Northern Resort LLC. Please tell us whether Mr. Wirth served on the board of Phoenix Northern Resort LLC or held a management position.
In addition, please advise us of the composition of the remaining ownership interest in Phoenix Northern Resort LLC at the time of sale. In that regard, tell us the name of the owner and quantify the ownership percentage. Finally, tell us in sufficient detail, whether any of the owners of Phoenix Northern Resort LLC owned an interest in the Trust, sat on the board of the Trust or held a management position with the Trust.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3498 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant

Mr. Anthony B. Waters
InnSuites Hospitality Trust
January 30, 2006
Page 1